SCHEDULE 13G

Amendment No. 2
Joy Technologies Incorporated
Class A common stock
Cusip # 481206100
Filing Fee: No


Cusip # 481206100
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	545,750
Item 6:	20,750
Item 7:	593,050
Item 8:	20,750
Item 9:	615,300
Item 11:	2.48%
Item 12:	HC




Cusip # 481206100
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	29,500
Item 6:	20,750
Item 7:	593,050
Item 8:	20,750
Item 9:	615,300
Item 11:	2.48%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Joy Technologies Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		301 Grant Street
		Pittsburgh, PA  15219

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		481206100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	615,300

	(b)	Percent of Class:
	2.48%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	545,750

	(ii)	shared power to vote or to direct the vote:
	20,750

	(iii)	sole power to dispose or to direct the disposition of:
	593,050

	(iv)	shared power to dispose or to direct the disposition of:
	20,750




Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the Class A common stock of Joy Technologies Incorporated at November 30, 1994 is true, complete and correct.



	December 8, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 563,550 shares or 2.28% of the Class A common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 563,550 shares and sole power to vote or to direct the voting of 516,250 shares, and no power to vote or to direct the voting of 47,300 Shares of Class A common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp.
voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp. The number of shares of Class A common stock of the company reported herewith includes
51,750 shares or 0.21% of Class A common stock owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or an Edward
C. Johnson 3d family member for which Edward C. Johnson 3d serves as trustee.

	Edward C. Johnson 3d has sole voting and dispositive power over 29,500 shares, shared voting and dispositive power over 20,750 shares, and no voting or dispositive power over 1,500 shares.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on December 8, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A common stock of Joy Technologies Incorporated at November 30, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel